UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 13 April, 2005  By /s/Ronald Lea Erratt Company Secretary


ASX & MEDIA RELEASE
14 APRIL, 2005

NOVOGEN US SUBSIDIARY COMPANY GLYCOTEX INC SETTLES A PRIVATE CAPITAL
RAISING

[SYDNEY AUSTRALIA].   Novogen Limited [NASDAQ: NVGN] has announced
that its US subsidiary company, Glycotex Inc., has placed 10% of its stock with a US professional investor for US$4million.

Novogen retains 84.3% of the company.

Glycotex, Inc., holds a licence from Novogen Limited for the Company's 1, 3, 6, beta-glucan technology which is being developed for the promotion of tissue repair across a range of applications.

The first of those applications is trophic ulcers, which includes ulcers due to venous stasis, arterial disease, diabetes and bed-sores.

Glycotex is conducting a clinical trial in Australia in this area using the proprietary glucan compound, "Glucoprime".

The double-blind, placebo-controlled Phase II trial is being conducted in patients with chronic venous stasis ulcers of the legs.

Venous stasis ulcers are the most common form of skin ulcer in the community, and the problem is a major community health issue.

The results of the Phase II trial are expected to be available mid-year.

The equity raised will be used to further advance the next stage of clinical development of Glucoprime, to extend the technology into other areas of tissue repair, and for the corporate development of Glycotex Inc.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088